Yukon-Nevada Gold Corp. Reports on Reserves at
Jerritt Canyon, Nevada

Vancouver, BC – June 28, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) announces that proven and probable reserves at its 100% owned Jerritt Canyon operating gold mine in Elko County, Nevada, estimated as of January 1, 2011, is 717,000 ounces of gold at an average grade of 0.164 ounces of gold per ton (opt) or 5.62 grams of gold per tonne (gpt).

These reserves are within a newly estimated measured and indicated resource, of 2.54 million ounces (1.08 million ounces measured at a grade of 0.235 opt Au, and 1.46 million ounces indicated at a grade of 0.206 opt Au), which was previously announced in a press release on May 3, 2011. The attached table summarizes the reserves by area; the map showing the reserve and resource area locations can be seen on the Company’s website here: http://www.yukon-nevadagold.com/i/pdf/JCResourceMap2011.pdf

Table 1. Jerritt Canyon Reserves: January 1, 2011

	Proven			Probable			Proven and Probable
Deposit /Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Smith	713.1	0.183	130.6	918.6	0.163	149.4	1,631.7	0.172	279.9
SSX/Steer	548.3	0.188	103.1	667.1	0.189	126.1	1,215.4	0.189	229.2
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.4
Starvation	125.0	0.262	32.8	237.9	0.265	63.0	363.0	0.264	95.8
Wright Window	-	-	-	84.5	0.127	10.7	84.5	0.127	10.7
Sub Total	1,406.1	0.193	270.9	2,057.4	0.185	380.2	3,463.7	0.188	651.0
Stockpiles	-	-	-	902.2	0.073	65.9	902.2	0.073	65.9
Total	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0

Notes:
1.

The January 1, 2011 resources were all calculated using various Au cut off grades depending on the mine area using a Au price of US$1,100 per troy oz.; and the following mining parameters: $32.00 processing cost, $81.00/ton mining cost; 89.0% Au recovery; 10% underground mining dilution at 0 opt Au grade; $6.00/ton G&A; and $4.62/ton ore haulage;

	2.	Stockpile resources include remote and mill and were measured on January 1, 2011;
	3.	All reserves are underground except for Wright Window which is open pit;

4.	Resources calculated using: additional drill holes completed in 2008-2010, and applicable mining depletions (underground asbuilts completed as of year-end 2010).

Table 1 indicates that proven reserves total 1,406.1ktons tons averaging 0.193 opt totaling 270.9koz of Au whereas probable reserves stand at 2,959.7ktons averaging 0.151 opt Au totaling 446.0koz. These new proven and probable reserves, along with the recently published resources, will be included in the final NI 43-101 technical report update which is expected to be published in late June 2011.

The individual January 1, 2011 reserves have generally increased in tonnage and recovered ounces and decreased in Au grade in comparison to the previous Year-End 2007 NI 43-101 report by SRK (2008) with the exception of Starvation Canyon. The reclassification of the majority of the measured and indicated resources at Starvation Canyon, to an inferred resource in the current work, is the primary reason for the reserve decrease at Starvation Canyon.

The January 1, 2011 reserve was calculated by Mark Odell (P.E.), a consulting Mine Engineer, and Karl Swanson (MAusIMM, SME), Mining Engineer Consultant, under the supervision of Todd Johnson (P.E.), Vice President of Exploration for YNG. These individuals are qualified persons as defined by NI 43-101.

The mineral reserves have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Mining at the Jerritt Canyon property is currently active at the Smith Underground mine which is producing approximately 1,000 ore tons per day using Small Mine Development, LLC as the mining contractor. Queenstake Resources USA, Inc., a 100% subsidiary of YNG, is planning to recommence mining at the SSX-Steer underground mine in the third quarter of 2011. New mining equipment including surface and underground haul trucks have already been purchased to help support this new mine plan.

Mr. Todd W. Johnson, Vice President of Exploration for YNG, is YNG’s Qualified Person as defined under National Instrument 43-101. He has supervised the preparation of the technical information and has reviewed and approved the contents of this news release. Yukon-Nevada Gold Corp. will file on www.sedar.com a National Instrument 43-101 a compliant technical report entitled “NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA,” dated late June 2011, encompassing the mineral reserves discussed herein, which will include further details with respect to the reserves and resources.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing, and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company’s focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company’s existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz

Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Note to U.S. Investors Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “measured,” “indicated and “inferred” “resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. SEC does not recognize them. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, or economic studies except for Preliminary Assessment as defined under NI 43-101. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred mineral inventory resource exists or is economically or legally mineable.